

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Paul Wogan
Chief Executive Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re: GasLog Partners LP**
> **Draft Registration Statement on Form F-1**
> **Submitted February 3, 2014**
> **CIK No. 0001598655**

Dear Mr. Wogan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please tell us what consideration you have given to the application of Securities Act Industry Guide 5 to your offering disclosure. Please note that SEC Release 33-6900 states that the requirements of Industry Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

2. Prior to printing and distribution of the preliminary prospectus, please provide us mockups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you have included graphics following the cover page of the prospectus. Please tell us, with a view towards revised captions, whether the graphics are reproductions of your actual vessels in operation or if they are artistic renderings not based on your actual vessels. Additionally, prior to printing and distribution of the preliminary prospectus, please provide us with any other mock-ups of pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

5. Please define OECD the first time it is used.

Prospectus Summary, page 1

6. We note that this is an initial offering of the common units of GasLog Partners LP and not an offering of the common units of GasLog Ltd. As such, please balance the disclosure in the second un-italicized paragraph on page 2, the Business section and throughout the prospectus to describe the operations of GasLog Partners LP at the forefront of each respective section.

7. We note your disclosure that GasLog is a "leading international owner, operator and manager of LNG carriers." Please revise to state that this is your belief, substantiate this statement to us or remove this statement.

8. We note your disclosure that you intend to acquire or have options to acquire additional vessels from GasLog listed on pages 2 and 3 after the completion of this offering pursuant to the terms of a proposed omnibus agreement. Please disclose how you plan to finance the cost of these vessels.

9. We note that you have described your competitive strengths here. Please balance the disclosure in the summary by disclosing the cyclical and capital-intensive nature of your business, and your other key risks in implementing your business strategy.

10. Please provide a source for your statement that modern tri-fuel diesel electric propulsion technology is equipped on only 15% of the current global LNG carrier fleet.

Business Opportunities, page 4

11. Please revise the first paragraph of this section to provide balancing language that there is no guarantee that you will be able to take advantage of these business opportunities to grow as an LNG vessel owner and expand your business in light of the cyclical nature of your business and LNG trade.

Competitive Strengths, page 5

Predictable cash flow profile through charter agreements, page 5

12. We note that you currently have three vessels in your initial fleet. Please disclose here the number of charter agreements that you currently have. Also file the related long-term charter agreements or tell us why such agreements are not material to you. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Business Strategies, page 6

13. We note your disclosure in the third paragraph of this subsection referencing GasLog's charters with BG Group and Shell. Please revise to clarify that you do not have exclusive charter agreements in place with BG Group and Shell.

Formation Transactions, page 7

14. We note from the disclosure on page seven that prior to the closing of the offering, GasLog will contribute to you a 100% interest in its subsidiaries which own a 100% interest in the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in exchange for common units and subordinated units representing a limited partnership interest and all of your incentive distribution rights, a 2% general partnership interest, and cash. Please tell us and explain on page 7 and in MD&A how you will calculate or determine the amount of cash and non-cash consideration to be issued to GasLog in exchange for the 100% interests in the GasLog Shanghai, the GasLog Santiago, and the GasLog Sydney. To the extent that the amount of consideration issued to GasLog in exchange for these assets differs from the fair value of the net assets to be received, we would expect any difference to be accounted for as an equity transaction in the financial statements of GasLog Partners LP. Please advise or revise as appropriate.

15. In a related matter, we note that the above transaction in which GasLog will contribute to you a 100% interest in its three vessel owning subsidiaries in exchange for cash and equity interests will occur at or prior to the closing of the offering. We also note from the disclosure on page 8 that at or prior to the closing of the offering, you will also refinance your existing vessel financing agreements. As it appears that all of these transactions will have a material impact on your financial condition, please revise to include a pro forma

balance sheet giving effect to these transactions in the filing pursuant to the guidance outlined in Rule 11-01(a)(8) of Regulation S-X.

<u>Our Management, page 11</u>

16. We note from the disclosure on page 11 that pursuant to the administrative services agreement, you will pay a fixed fee to GasLog for the reasonable costs and expenses incurred in connection with providing administrative services to you. We also note that for the three vessels in your initial fleet, you expect to pay approximately $1.8 million under the administrative services agreement for the twelve months ended December 31, 2014. We also note that your commercial management agreements with GasLog will be amended in connection with the offering, pursuant to which you will reimburse GasLog for reasonable costs and expenses incurred in connection with providing commercial management services to you and you expect to pay GasLog approximately $1.1 million under the amended commercial management agreements for the twelve months ended December 31, 2014. We further note that your ship operating subsidiaries are party to ship management agreements that will be amended in connection with the offering, and that for the three vessels in your initial fleet, you expect to pay GasLog LNG Services approximately $1.7 million in total under the amended agreements for the twelve months ended December 31, 2014. As it appears that all of these agreements with GasLog and its affiliates will have a material impact on your future results of operations, please revise MD&A to discuss the nature and significant terms of these related party agreements and the impact that they are expected to have on your results of operations following the offering.

<u>The Offering, page 13</u>

<u>Cash distributions, page 13</u>

17. Please clarify here or at another appropriate section whether there are any maximum limitations to the amount of cash reserves that management may establish.

<u>Risk Factors, page 21</u>

<u>We will initially derive all of our revenues from a single customer, page 24</u>

18. We note from the disclosure in the last paragraph on page 24 that you currently derive all of your revenues from one customer, BG Group. Please revise the notes to your financial statements to disclose your reliance on this one customer. Refer to the disclosure requirements outlined in paragraph 34 of IFRS 8.

Fluctuations in overall LNG demand growth, page 26

19. We note the disclosure here that LNG trade has seen decreases in 2012 and 2013. Please revise the fifth bullet point on the prospectus cover page to indicate how the LNG trade has been fluctuating so that investors can assess the risks.

Financing agreements containing operating and financial restrictions, page 31

20. We note that you intend to refinance your existing vessel financing agreements in connection with the offering. When available, please file your vessel financing agreements with your registration statement or tell us why such agreements are not material to you pursuant to Item 601(b)(10) of Regulation S-K.

GasLog and its affiliates may compete with us, page

21. Please revise to briefly disclose the significant exceptions that may allow GasLog or any of its controlled affiliates to compete with you.

We are an "emerging growth company", page 51

22. We note from the discussion on page 51 that the company qualifies as an emerging growth company and has chosen to opt out of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies. We also note your disclosure indicating that Section 107(b) of the JOBS Act provides that your decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Please revise to include similar disclosures in the Critical Accounting Policies section of MD&A.

Use of Proceeds, page 58

23. Please disclose in this section how many of the vessels that you intend to acquire from GasLog under the proposed omnibus agreement currently do not have debt financing in place and will be purchased using a portion of the proceeds from this offering and future vessel financing agreements. In this regard, please revise to disclose the amount and sources of other funds needed to purchase the additional vessels. Refer to Item 3.C.1 of Form 20-F.

Cash and Capitalization, page 59

24. Please revise your capitalization table to disclose the nature and amounts related to each credit facility as separate line items within the "debt" section of the table. We believe this presentation will be useful to investors since it will clearly show the historical

amounts outstanding for each credit facility and the amounts outstanding subsequent to this offering and application of the net offering proceeds.

Forecasted Results of Operations, page 65

25. We note that you present forecasted results of operations for the twelve months ended December 31, 2014. Please revise the forecasted information to also present the historical information for the twelve month period ended December 31, 2013 in columns parallel to the forecasted information.

Forecast Assumptions and Considerations, page 65

Summary of Significant Forecast Assumptions, page 66

Voyage revenues, page 66

26. We note your disclosure indicating that the forecasted voyage revenues are based on contracted daily hire rates multiplied by the total number of days your vessels are expected to be on-hire during the twelve months ending December 31, 2014. Please revise to disclose the contracted daily hire rates under your time charter contracts for each vessel.

Vessel operating expenses, page 67

27. We note your disclosure that the vessel operating expenses forecast takes into account increases in crewing and other labor related costs driven predominantly by an increase in demand for qualified and experienced officers and crew. Please revise to disclose in further detail the significant assumptions that were used to calculate or determine your forecasted vessel operating expenses for the twelve months ended December 31, 2014 in addition to the $1.7 million of costs and fees under the ship management agreements with GasLog LNG Services.

28. In addition, your revised disclosure should also discuss how you determined the $1.7 million of costs and fees pursuant to ship management agreements. In this regard, please revise to disclose the contractual terms of such agreements and any other assumptions used to estimate or determine these costs.

Depreciation of fixed assets, page 67

29. Please revise to disclose the cost basis of your vessels that was used to calculate or determine the amount of your forecasted depreciation expense for the twelve months ended December 31, 2014.

General and administrative expenses, page 67

30. Please revise to disclose the relevant assumptions used in determining your $2.4 million incremental expense as a result of being a public company.

Financial costs and interest rate swaps, net, page 67

31. Please tell us how you determined your average outstanding loan balance of $320.19 million. Your response and revised disclosure should include all relevant assumptions used in your determination of the average balance, including beginning balance, amounts expected to be paid with offering proceeds, and additional debt incurred, as applicable.

32. Please revise to explain in further detail the significant assumptions used to calculate or determine your financial costs (including gain/(loss)) on interest rate swaps for the twelve months ended December 31, 2014. In this regard, based on the average assumed loan balance of $320.19 million and the weighted average interest rate of 4.04%, we would expect interest financial costs to total approximately $13 million rather than $23.3 million as you have disclosed on page 65 of the filing. Please advise or revise as appropriate.

Management's Discussion and Analysis of Financial Condition, page 87

33. We note from page 87 that your combined carve out financial statements reflect all expenses allocable to your business but may not be indicative of those that would have been incurred had you operated as a separate business. Since agreements with related parties such as GasLog are by definition not at arms-length and may be changed at any time, please revise the notes to the financial statements and MD&A to provide, if practicable, management's estimate of what the expenses recognized by the company would have been on a standalone basis for each period presented had you operated as an unaffiliated entity. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

Liquidity and Capital Resources, page 96

34. Please revise the Liquidity and Capital Resources section of MD&A to discuss the various categories of equity interests that you will have outstanding following the completion of the offering and related formation transactions. As part of this disclosure, please indicate the rights and privileges of the common units that will be issued in your public offering as well as the rights and privileges of the various equity securities that will be issued to GasLog in connection with the offering and formation transactions. Your revised disclosures should also explain how distributions will be allocated among the various categories of equity interests following the completion of the offering, including the incentive distribution rights to be received by your general partner. In addition, please revise to discuss the limited call right that GasLog will have with respect to your outstanding common units following completion of the offering.

Contractual Obligations, page 100

35. Please revise your table of contractual obligations to include the amounts contractually payable under your management agreements. Also, please revise to include any obligations owed to related parties as reflected in your June 30, 2013 balance sheet.

36. We note that the amount of your long-term debt obligations as of June 30, 2013 reflected in the table on page 100 of $406,990,000 does not agree to the amount reflected in your June 30, 2013 balance sheet on page F-2 of $396,984,018. Please reconcile and revise these disclosures.

37. We note from the disclosure included in Note 16 to your interim financial statements that on July 19, 2013 GAS-six Ltd. drew down $138,500,000 from the loan facility for the financing of the GasLog Skagen, a 155,000 cubic meter LNG carrier constructed by Samsung Heavy Industries Co. Ltd. delivered on July 25, 2013. We also note that GAS-five Ltd. and GAS-six Ltd. are jointly and severally liable on this loan agreement. We further note from the disclosure on page 58 under "Use of Proceeds" that you expect to repay certain borrowings in connection with the offering. Given that it appears that your borrowings may be materially different from those disclosed on page 100 at the time of your offering, please consider including a pro forma table of your contractual obligations which gives effect to any material changes in your borrowings since the date of the latest balance sheet included in the filing. This table should be accompanied by footnote disclosures explaining the nature of the changes in capitalization that have occurred since the date of the latest balance sheet included in the filing.

38. We note from footnote (1) to your contractual obligations table that the put option held by the lenders to call the debt in 2018 is reflected in the contractual obligations table. Please tell us and revise to disclose the nature and significant terms of the put option. Also, please tell us and revise to explain how you have accounted for the put option in your financial statements. As part of your response, please indicate the fair value of the put option at your most recent balance sheet date and explain how it was determined.

Critical Accounting Policies, page 101

39. In light of the significant amount of vessels on GasLog Partners LP Predecessor's most recent balance sheet, please revise the critical accounting policies and estimates section to include a thorough discussion of how you analyze the vessels for impairment under the guidance in IAS 36. Specifically, please revise to include a detailed discussion explaining the methods and significant assumptions used by management to determine the recoverable amount of the vessels for purposes of your impairment analysis.

40. Please consider expanding the Critical Accounting Policies section of MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within

this table any vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of your most recent balance sheet date presented in the filing, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

LNG Demand, page 111

41. We note the projections regarding expected growth in the LNG market in Asia as described in the first two paragraphs on page 112. Please clarify the disclosures on page 112 to explain whether the forecasts are based on Clarkson Research or your beliefs.

Classification, Inspection and Maintenance, page 131

42. With a view towards revised disclosure, please tell us whether the drydocking schedule for the optional vessels for the foreseeable future will be different from your initial fleet.

Security Ownership, page 146

43. Please disclose the percentage of units held and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Material U.S. Federal Income Tax Considerations, page 179

44. Please revise this section and the Non-United States Tax Considerations section on page 185 to state that investors are encouraged to consult their own tax advisors rather than stating that they "should" or are "urged" to consult their own tax advisors.

Underwriting, page 186

45. Please provide the address for the underwriters. Refer to Item 9.B.1 of Form 20-F.

46. The percentage that the underwriting discounts or commissions representative of the total amount of the offering should be disclosed together with the underwriting discounts or commissions on a per share and total basis when such data is available. We note that your current disclosure only references the per share and total amounts. Refer to Item 9.F.1 of Form 20-F.

Experts, page 191

47. Please provide the address for Deloitte Hadjipavlou, Sofianos & Cambanis S.A. Refer to
Item 1.C of Form 20-F.

GasLog Partners LP Predecessor Financial Statements

Unaudited condensed combined carve-out statements of changes in equity, page F-5

48. We note that capital contributions in the amount of $31,363,435 have been reflected in
the statement of changes in equity for the six months ended June 30, 2012 but have not
been reflected in the statement of cash flows for this period. If such contributions were
non-cash in nature, please revise the notes to your financial statements to explain the
nature of the non-cash capital contributions that were made during this period and explain
how the amount recognized in the financial statements was determined.

Notes to the unaudited condense combined carve-out financial statements, page F-7

2. Significant Accounting Policies, page F-7

Vessels: Property, plant and equipment, page F-8

49. Please revise your accounting policy disclosures to explain in further detail the nature of
actual drydocking costs that the company expects to capitalize in connection with its
drydocking activities. Your discussion of drydocking costs in your Critical Accounting
Policies section of MD&A should be similarly revised.

3. Vessels and Vessels under Construction, page F-11

50. We note that the amount of additions to vessels under construction during the six months
ended June 30, 2013 of $454,648,318 as disclosed in Note 3 does not agree to the amount
reflected in your consolidated statement of cash flows for this period of $452,791,594.
Please reconcile and revise these disclosures.

11. and 12. Related Party Transactions, pages F-13 and F-28

Amounts due to related parties

51. We note from the disclosures provided in footnotes (a) and (b) to the table reflecting
amounts due to related parties that the amounts due to GasLog LNG Services Ltd and
GasLog Carriers Ltd represents amounts paid by the Manager or the Parent to provide the
predecessor with funding to cover expenses during the construction period and
construction supervision fees. We also note that amounts paid by the parent for such
expenses are net of shipyard commissions due from the Parent. With regard to these

amounts, please explain how the related "expenses" paid for by the Manager or Parent on the predecessor's behalf were accounted for in the predecessors financial statements. If such amount were capitalized as part of the cost of the vessels, please explain in further detail the specific nature of the costs incurred and explain why you believe capitalization of these costs was appropriate.

12. Commitments, page F-29

52. Please revise Note 12 to disclose the significant terms of the time charter agreements entered into by GAS-three Ltd, GAS-four Ltd. and GAS-five Ltd. on May 9, 2011.

14. Derivative Financial Instruments, pages F-15 and F-30

53. We note from the disclosure included on page F-15 that in 2013, hedge accounting for the interest rate swaps of GAS-three Ltd. and GAS-four Ltd. was discontinued because the effectiveness criteria were not met. Please tell us and revise to disclose why the effectiveness criteria were considered satisfied during 2012 but not during 2013. Explain in detail what changes in facts or circumstances occurred during 2013 that resulted in a change in your conclusions.

54. Also, please explain what changes in facts or circumstances resulted in a profit related to the effective portion of changes in the fair value of derivatives designated as cash flow hedges during the six months ended June 30, 2013 of $3,541,625 versus a loss of $4,811,984 during the six months ended June 30, 2012.

55. We note from the disclosure included in Note 14 that the derivative liability associated with your interest rate swap agreements increased from a total of $1,800,246 at December 31, 2011 to $11,427,876 at December 31, 2012. Please tell us and explain in Note 14 the facts or circumstances responsible for the significant increase in the derivative liability associated with your interest rate swap agreements during 2012.

Other

56. Please revise to update the financial statements and related disclosures as necessary to comply with Item 8.A. of Form 20-F.

57. Please include a currently dated consent of the independent registered public accounting firm as Exhibit 23 upon the filing of your Form F-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        William P. Rogers, Jr., Esq.